UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(l) or 13(e)(l)
of the Securities Exchange Act of 1934
(Amendment No. 5)

Energy Services of America Corporation
(Name of Subject Company (Issuer)

Energy Services of America Corporation
Name of Filing Person (Issuer))

Warrants to purchase Shares of Common Stock
(Title of Class of Securities)

29271Q 10 3
(CUSIP Number of Shares Underlying Warrants)

Marshall T. Reynolds	Copies of all correspondence to:
Chairman of the Board	Alan Schick, Esq.
Energy Services of America Corporation	Luse Gorman Pomerenk & Schick, P.C.
2450 First Avenue	5335 Wisconsin Avenue, N.W., Suite 780
Huntington, West Virginia 25703	Washington, DC 20015
(304) 528-2791	(202) 274-2000
(304) 528-2762 Facsimile	(202) 362-2902 Facsimile
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation* $8,047,231.00	Amount of filing fee $934.28

*
Estimated for purposes of calculating the amount of the filing fee only. Energy Services of America Corporation (the “Company”) is offering holders of 20,276,923 of the Company’s warrants (the “Warrants”), which consist of (i) 17,200,000 warrants initially issued in the Company’s initial public offering, and (ii) 3,076,923 warrants initially issued to certain of the Company’s founding shareholders in a private placement that closed immediately prior to its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.0001 per share (“Shares”) by tendering eight and one-half (8½) Warrants in exchange for one (1) Share.  In addition, there are 900,000 warrants (the “UPO Warrants”) underlying an option to purchase units (“Unit Purchase Option”) issued to the Company’s underwriter in connection with the Company’s initial public offering that will be outstanding in the event that the Unit Purchase Option is exercised. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-1l(b) of the Securities Exchange Act of 1934, as amended, which equals $116.10 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on May 24, 2011, which was $0.38.

☒
Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$934.28	Filing Party:	Energy Services of America Corporation

Form or Registration No.:	Schedule TO-I	Date Filed:	June 1, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐            third-party tender offer subject to Rule 14d-1
☒            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (as previously and hereby amended, the “Schedule TO”) originally filed with the SEC on June 1, 2011, by Energy Services of America Corporation, a Delaware corporation (the “Company”) amends and supplements the Schedule TO.  The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”), which would entitle the holders to purchase an aggregate of 20,276,923 shares of the Company, par value $0.0001 per share (the “Shares”), on the following terms: holders of Warrants will receive one (1) Share in exchange for every eight and one-half (8½) Warrants tendered by the holders thereof, upon the other terms and subject to the conditions set forth in the Offer Letter, dated June 1, 2011, and the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO (together, as amended, the “Offer Letter”).

Item 11.  Additional Information.

Items 1 through 11 of the Schedule TO are amended and supplemented to include the following:

“The Offer expired at 5:00 p.m. Eastern time on Wednesday, September 28, 2011.  The Depositary has advised the Company that, as of the expiration of the Offer, approximately 19,874,549 Warrants, which represented approximately 98% of the outstanding Warrants, were validly tendered and not properly withdrawn pursuant to the Offer.  The Company has accepted all Warrants that were validly tendered and not properly withdrawn, and has instructed its transfer agent to issue Shares in exchange therefor.  The Company expects to issue approximately 2,338,182 Shares in connection with the Offer.

Warrants that were not validly tendered pursuant to the Offer will expire at 5:00 p.m. Eastern time on Wednesday, October 12, 2011.  The last day on which the Warrants and Units may be traded is Tuesday, October 4, 2011.

The full text of the press release issued by the Company on September 29, 2011 announcing the expiration of the Offer is filed as Exhibit (a)(5)(I) to the Schedule TO and is incorporated by reference into the Schedule TO.”

Item 12. Exhibits.

Exhibit Number	Description
(a) (5) (I)	Press Release dated September 29, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Edsel R. Burns
Name: Edsel R. Burns
Title: Chief Executive Officer

Date: September 29, 2011

INDEX TO EXHIBITS

Exhibit Number	Description
(a) (5) (I)	Press Release dated September 29, 2011.